UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Coty Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number)

M. Allison Steiner

Rhône Capital III L.P.

630 Fifth Avenue, 27th Floor

New York, New York 10111

(212) 218-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Rhône Capital L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 19,429,348 (1), (2)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 19,429,348 (1), (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,429,348 (1), (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.22% (2), (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Consists of 19,429,348 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 222070203	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Rhône Holdings III L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 19,429,348 (1), (2)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 19,429,348 (1), (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,429,348 (1), (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.22% (2), (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Consists of 19,429,348 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 222070203	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Rhône Capital III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 19,429,348 (1), (2)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 19,429,348 (1), (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,429,348 (1), (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.22% (2), (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 19,429,348 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 222070203	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Rhône Group L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 34,167 (1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 34,167 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,167 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Consists of 34,167 shares of Restricted Stock Units convertible into Class A Common Stock received by M. Steven Langman in connection with his service on the Board of Directors of the Issuer. Mr. Langman has an understanding with entities affiliated with Rhône Capital L.L.C. pursuant to which he holds these Restricted Stock Units for the benefit of entities affiliated with Rhône Capital L.L.C. Mr. Langman disclaims beneficial ownership of these Restricted Stock Units and the underlying shares of Class A Common Stock, and this report shall not be deemed an admission that Mr. Langman is the beneficial owner of such securities for purposes of Section 13(d), Section13(g), or Section 16 of the Act, including any rules or regulations promulgated thereunder or for any other purpose.
(2)	Based on the quotient obtained by dividing (a) the aggregate number of Restricted Stock Units reported in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the Restricted Stock Units received by Mr. Langman. The Restricted Stock Units received by Mr. Langman described in this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 222070203	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Worldwide Beauty GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 19,429,348 (1), (2)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 19,429,348 (1), (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,429,348 (1), (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.22% (2), (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Consists of 19,429,348 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 222070203	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Worldwide Beauty Offshore L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 9,437,343 (1), (2)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 9,437,343 (1), (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,437,343 (1), (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.36% (2), (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 9,437,343 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 222070203	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS Worldwide Beauty Onshore L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 9,992,005 (1), (2)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 9,992,005 (1), (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,992,005 (1), (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.90% (2), (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 9,992,005 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 222070203	Page 9 of 14 Pages

Item 1.

(a)	Name of Issuer

Coty Inc.

(b)	Address of Issuer’s Principal Executive Offices

350 Fifth Avenue

New York, NY 10118

Item 2.

(a)	Name of Person Filing

This Schedule 13G (this “Statement”) is being filed jointly by Rhône Capital L.L.C., Rhône Holdings III L.L.C., Rhône Capital III L.P., Rhône Group L.L.C., Worldwide Beauty GP L.L.C., Worldwide Beauty Offshore L.P, and Worldwide Beauty Onshore L.P. (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)	Address of the Principal Office or, if none, residence

The principal business address of each Reporting Person is 630 Fifth Ave., 27th Floor, New York, New York 10111.

(c)	Citizenship

Each Reporting Person is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities

The Reporting Persons are filing this Statement in respect of Class A Common Stock, par value $0.01 per share.

(e)	CUSIP Number

222070203

Item 3.

Not Applicable.

CUSIP No. 222070203	Page 10 of 14 Pages

Item 4. Ownership.

(a)	Amount Beneficially Owned

The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. The shares of Class A Common Stock shown as beneficially owned by Rhône Capital L.L.C., Rhône Holdings III L.L.C., Rhône Capital III L.P., Rhône Group L.L.C. and Worldwide Beauty GP L.L.C. include the shares of Class A Common Stock held by each of Worldwide Beauty Offshore L.P. and Worldwide Beauty Onshore L.P. (each, an “Investment Vehicle”) or one of their representatives because the Investment Vehicles may be viewed as affiliates controlled by such entities. Each Investment Vehicle disclaims beneficial ownership of the Issuer’s shares of Class A Common Stock held by each other Investment Vehicle, and Rhône Capital L.L.C., Rhône Holdings III L.L.C., Rhône Capital III L.P., Rhône Group L.L.C. and Worldwide Beauty GP L.L.C. disclaim beneficial ownership of the Issuer’s shares of Common Stock held by the Investment Vehicles or any of their representatives. The filing of this Schedule 13G shall not be construed as an admission that any Investment Vehicle or its representatives, Rhône Capital L.L.C., Rhône Holdings III L.L.C., Rhône Capital III L.P., Rhône Group L.L.C. and Worldwide Beauty GP L.L.C. is the beneficial owner of any such securities.

One or more of the Reporting Persons are party to a stockholders agreement that relates to the voting of the shares covered by this Statement and, as such, may be deemed to be a member, or members, of a group with the other parties to such stockholders agreement in respect of the shares of Class A Common Stock of the Issuer held by such other parties for purposes of Section 13(g)(3) of the Act, as amended. The Reporting Persons disclaim membership in any such group and the filing of this Statement is not an admission that the Reporting Persons are members of a group, or have agreed to act as a group.

(b)	Percent of Class

The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of December 31, 2013, the Reporting Persons beneficially owned in the aggregate 19,463,515 shares of Class A Common Stock, representing approximately 19.25% of the shares of Common Stock outstanding (based on the quotient obtained by dividing (a) the sum of (i) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Persons, or 19,429,348 shares, and (ii) the aggregate number of Restricted Stock Units received by Mr. Langman, or 34,167 Restricted Stock Units, by (b) the sum of (x) 81,646,474 shares of Class A Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013, (y) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Persons and (z) the aggregate number of Restricted Stock Units received by Mr. Langman. The aggregate number of shares of Class B Common Stock and Restricted Stock Units beneficially owned by the Reporting Persons as set forth in clauses “(a)” and “(b)” of this Item 4(b) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 302,611,513 shares of Class B Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The percentage reported in this Item 4(b) does not reflect the ten for one voting power of the Class B Common Stock.

(c)	Number of shares as to which the person has:

The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

CUSIP No. 222070203	Page 11 of 14 Pages

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

M. Steven Langman received 34,167 shares of Restricted Stock Units convertible into Class A Common Stock in connection with his service on the Board of Directors of the Issuer. Mr. Langman has an understanding with entities affiliated with Rhône Capital L.L.C. pursuant to which he holds these Restricted Stock Units for the benefit of entities affiliated with Rhône Capital L.L.C.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

One or more of the Reporting Persons are party to a stockholders agreement that relates to the voting of the shares covered by this Statement and, as such, may be deemed to be a member, or members, of a group with the other parties to such stockholders agreement in respect of the shares of Class A Common Stock of the Issuer held by such other parties for purposes of Section 13(g)(3) of the Act, as amended. The Reporting Persons disclaim membership in any such group and the filing of this Statement is not an admission that the Reporting Persons are members of a group, or have agreed to act as a group.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certifications

Not Applicable.

CUSIP No. 222070203	Page 12 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

WORLDWIDE BEAUTY OFFSHORE L.P.
By:	Worldwide Beauty GP L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

WORLDWIDE BEAUTY ONSHORE L.P.
By:	Worldwide Beauty GP L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

WORLDWIDE BEAUTY GP L.L.C.
By:	Rhône Capital III L.P., its Sole Member

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE CAPITAL III L.P.
By:	Rhône Holdings III L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE HOLDINGS III L.L.C.,
By:	Rhône Capital L.L.C., its sole member

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE CAPITAL L.L.C.

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

CUSIP No. 222070203	Page 13 of 14 Pages

RHÔNE GROUP L.L.C.

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	CAO and General Counsel

CUSIP No. 222070203	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated December 2, 2010, by and among the Reporting Persons